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Exhibit 20.1

News Release

FOR IMMEDIATE RELEASE

CONTACT:    PLC Systems Inc.
            (508) 541-8800
            Robert Svikhart
            Chief Financial Officer

            Noonan/Russo Communications, Inc.
            (212) 696-4455
            Meredith, Milewicz, ext. 228

    PLC Systems Announces Blue Cross/Blue Shield Passes Favorable Technology Review For TMR

FRANKLIN, Mass., Jan. 25 /PRNewswire/ -- PLC Systems Inc. (Amex: PLC) announced today that the Blue Cross and Blue Shield Association Technology Evaluation Center (TEC) completed a favorable assessment of transmyocardial revascularization (TMR). PLC's CO2 Heart Laser(TM) System is the only device that has obtained Food and Drug Administration (FDA) approval for commercial use to perform the TMR procedure. The FDA's approval followed years of clinical trials including a randomized trial in which patients with severe angina treated with the PLC CO2 Heart Laser System exhibited significant reductions in angina (chest pain), increases in myocardial perfusion and improvement in quality of life measurements among patients with severe angina.

The TEC concluded that TMR meets all five criteria used to evaluate new medical technologies: (1) final approval from the U.S. Food and Drug Administration; (2) scientific evidence of improvement in health outcomes;
(3) net benefit in health outcomes; (4) health outcomes at least as beneficial with any established alternative; and (5) improvements achievable outside investigational settings.

The TEC's determination that TMR meets its criteria is a significant step in obtaining reimbursement for TMR by major payers. The TEC's conclusion was based upon a review of data showing the safety and effectiveness of TMR by the TEC program staff, and the TEC's assessment was approved by its panel of independent medical advisors.

"Blue Cross and Blue Shield Technology Evaluation Center is one of the largest technology assessment organizations in the country with a strong reputation amongst the payer community. With this assessment, we anticipate that this favorable evaluation will influence Blue Cross and Blue Shield Plans, as well as other payers, to formally review this technology for healthcare coverage," said William Dow, president and chief executive officer of PLC Systems Inc. "We also believe this assessment may support a favorable coverage determination by the Medicare

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program as the Health Care Finance Administration continues to review the TMR technology."

The TEC program is sponsored by the national Blue Cross and Blue Shield Association, whose members include local Blue Cross and Blue Shield plans nationwide, as well as other major managed care organizations. The TEC program conducts assessments of important new medical technologies to determine whether the technologies meet their five evaluation criteria. The TEC assessments are released as reports to TEC program subscribers. Nearly all major payers in the US, including governmental payers, private third party payers and managed care organizations, subscribe to the TEC program and receive TEC assessment reports for use in their own coverage and payment policy making.

TMR using The Heart Laser System(1) is performed on a beating heart, generally through a small left chest incision. The Heart Laser System is used to create between 20 and 40 one-millimeter-wide channels through oxygen-deprived muscle (myocardium), into the heart's left ventricle, allowing blood to flow into the heart muscle again, despite blocked arteries. The pulse of the laser is synchronized with the beating of a patient's heart.

TMR using The Heart Laser System is considered less invasive heart surgery. It usually involves a small left chest incision; generally does not necessitate a blood transfusion; and, because it is performed on a beating heart, does not require the use of a heart lung machine. Recovery is potentially quicker, less traumatic and less costly than in open-heart procedures.

PLC Systems Inc. is a cardiac revascularization company that is pioneering, developing and supplying the systems and components for TMR. The Company is also investigating TMR as an adjunct to cardiac bypass surgery. PLC, was founded in 1981 and is located in Franklin, Massachusetts, and has 95 employees worldwide.

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Note: Certain of the above statements may be forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those indicated by such forward-looking statements as a result of a variety of factors, including competitive developments, regulatory approval requirements, the ability to convince health care professionals and third party payers of the medical and economic benefits of The Heart Laser System, no assurance that payers will reimburse health care providers who perform TMR procedures or that reimbursement, if provided, will be adequate, and risk factors described in the Company's Registration Statement on Form S-3 (as filed with the Securities and Exchange Commission on December 15, 1998 and any subsequent amendments thereto), Annual Report and SEC Form 10-K for fiscal year ended December 31, 1997, and the Company's other SEC reports.

CONTACT: Robert Svikhart, Chief Financial Officer of PLC Systems Inc., 508-541-8800, ext. 153; or Meredith Milewicz, ext. 228, or Heather Hennessy, ext. 274, both of Noonan-Russo Communications, Inc., 212-696-4455, or news@noonanrusso.com/

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(1) The Heart Laser System is a trademark of PLC Medical Systems Inc.

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